# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Metals Royalty Co Inc., CIK 0002087398
CUSIP: 591322102
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 1900 Dome Tower, 333 7th Ave SW, Calgary, Alberta Canada (A0), T2P 2Z1
Date of event which requires filing of this statement: 09/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002162014

## Reporting persons
- Mesabi Investments (USA) LLC: type of reporting person: other (OO); citizenship or place of organization: Minnesota (MN); sole voting power 4,365,079; shared voting power 576,923; sole dispositive power 4,365,079; shared dispositive power 576,923; aggregate amount beneficially owned 4,942,002 (7.3% of the class)
  Comment: Items 6 and 8* Includes 576,923 shares held by Ironclad Royalties, LLC, a wholly-owned subsidiary of Mesabi Investments (USA) LLC. Mesabi Investments (USA) LLC has voting and dispositive power of the Common Shares held by Ironclad Royalties, LLC, and therefore may be deemed to be the beneficial owner of such Common Shares.
  Item 11* Based on 67,414,022 Common Shares issued and outstanding on September 23, 2026, as reported on the Issuer's Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2026.
- Ironclad Royalties, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 576,923; sole dispositive power 0; shared dispositive power 576,923; aggregate amount beneficially owned 576,923 (0.9% of the class)
  Comment: Item 11* Based on 67,414,022 Common Shares issued and outstanding on September 23, 2026, as reported on the Issuer's Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2026.

## Item 1. Issuer
Name of issuer: Metals Royalty Co Inc.
Address of issuer's principal executive offices: 1900 Dome Tower, 333 7th Ave SW, Calgary, AB, T2P 2Z1

## Item 2. Person Filing
Name of person filing:
Mesabi Investments (USA) LLC

Ironclad Royalties, LLC
Address of principal business office or, if none, residence:
Mesabi Investments (USA) LLC
17113 Co Rd 58
Nashwauk, MN 55769

Ironclad Royalties, LLC
17113 Co Rd 58
Nashwauk, MN 55769
Citizenship: Please refer to Item 4 on the cover page for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of common shares (the "Common Shares") of Metals Royalty Co Inc. (the "Issuer") based upon 67,414,022 Common Shares issued and outstanding on September 23, 2026, as disclosed in the Issuer's Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2026.

The reporting persons together may be deemed to share beneficial ownership of an aggregate of 4,942,002 Common Shares. Ironclad Royalties, LLC is a wholly owned subsidiary of Mesabi Investments (USA) LLC. As a result, Mesabi Investments (USA) LLC may be deemed to share beneficial ownership of the securities owned directly by Ironclad Royalties, LLC.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of each cover page for the reporting persons and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of each cover page for the reporting persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of each cover page for the reporting persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of each cover page for the reporting persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of each cover page for the reporting persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
1 Joint Filing Agreement

## Signatures
- Mesabi Investments (USA) LLC: /s/ Rakesh Kankanala, Rakesh Kankanala - Director (11/06/2026)
- Ironclad Royalties, LLC: /s/ Siddharth Kedia, Siddharth Kedia - Director (11/06/2026)